UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of               December 2002

POLYMET MINING CORP.
(Name of Registrant)

P.O. Box 16910
Golden Colorado 80402
( Address of principal executive offices)

1.  Form51-901F for the Quarter Ending October 31, 2002

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F

Form 20-F xxx     Form 40-F ___

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes ___     No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Polymet Mining Corp. – SEC File No. 0-18701
(Registrant)

Date: Dec. 13, 2002	By /s/ Donald W. Gentry
Donald W. Gentry, President

SCHEDULE A

POLYMET MINING CORP.

(Formerly Fleck Resources Ltd.)

An Exploration Stage Company

CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2002

U.S. Funds

PolyMet Mining Corp.
Consolidated Balance Sheet
As at October 31, 2002 and January 31, 2002
(Prepared by Management)
U.S. funds

	October 31,	January 31,
	2002	2002
	(Unaudited)	(Restated
		Note 2 (j))

ASSETS

CURRENT ASSETS
Cash and short-term deposits	$27,013	$322,608
Accounts receivable	6,720	22,237
Prepaid expenses	-	18,649

	33,733	363,494

INVESTMENTS - Notes 4	253	21,878

MINERAL PROPERTIES AND DEFERRED
COSTS – Notes 2(j), 5 & 6	-	-

CAPITAL ASSETS, at cost - Notes 7	42,363	118,351

	$76,349	503,723

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$-	$63,045

	-	63,045

Continued Operations – Note1

SHAREHOLDERS' EQUITY

CAPITAL STOCK	2003	2002

Shares for Cash	31,755,026	31,755,026	14,129,447	14,129,447
Shares for Property	902,500	902,500	54,003	54,003

Total	32,657,526	32,657,526	14,183,450	14,183,450
			(14,107,101)	(13,742,772)

DEFICIT- Note 2(j)			76,349	440,678

			$76,349	$503,723

               APPROVED BY DIRECTORS

Signed       /s/ Donald W. Gentry
Director

Signed       /s/ Alan R. Bell
Director

PolyMet Mining Corp.
Consolidated Statement of Loss and Deficit
For the Quarters Ended October 31, 2002 and 2001
(Prepared by Management – Unaudited)
U.S. funds

	October 31, 2002		October 31, 2001

	Qtr	YTD	Qtr	YTD
			(restated note 2(j))
GENERAL AND ADMINISTRATIVE EXPENSE

Administrative wages and benefits	$-	$145,474	$64,710	$196,634
Investor relations and financing	235	955	7	33,732
Exploration – Note 2(j) and 5	(474)	26,623	107,596	429,393
Rent	255	25,903	7,524	25,306
Professional fees	7,446	12,594	6,097	42,494
Transfer agent fees	766	6,628	1,572	5,586
Consulting fees	7,806	21,224	-	47,775
Shareholders' information	1,703	14,072	14,196	58,541
Office and Telephone	8,161	50,756	17,404	45,805
Conventions	-	-	-	191
Amortization	390	5,215	2,761	9,790
Travel and automotive	1,999	10,437	6,198	26,634
Licenses, dues and taxes	-	1,882	1,875	4,567
Interest and other income, net	(283)	15,091	(1,302)	(21,184)

	28,004	336,854	228,548	905,264

Loss (gain) on sale of marketable securities	7,698	5,717	(13,510)	(45,571)
Loss on disposal of assets	-	21,758	-	-

NET LOSS FOR THE PERIOD	35,702	364,329	215,038	859,693

DEFICIT, BEGINNING OF PERIOD (restated Note 2(j))	14,071,399	13,742,772	13,231,665	12,587,010

DEFICIT, END OF PERIOD	$14,107,101	$14,107,101	$13,446,703	$13,446,703

LOSS PER SHARE (restated Note 2(j))	$(0.00)	$(0.01)	$(0.01)	$(0.03)

WEIGHTED AVERAGE NUMBER OF SHARES	32,657,526	32,657,526	29,228,603	29,228,603

PolyMet Mining Corp.
Consolidated Statement of Cash Flows
For the Quarters Ended October 31, 2002 and 2001
(Prepared by Management – Unaudited)
U.S. funds

CASH PROVIDED FROM (USED FOR)
	October 31, 2002		October 31, 2001

	Qtr	YTD	Qtr	YTD
			(Restated Note 2 (j))
OPERATING ACTIVITIES
Loss for the period	$(35,702)	$(364,329)	$(215,038)	$(859,693)
Items not affecting funds -
Loss (gain) on sale of marketable securities	6,296	5,717	(13,510)	(45,571)
Loss on disposal of assets	-	21,758	-	-
Amortization	390	5,215	2,761	9,790

	(29,016)	(331,639)	(225,787)	(895,504)
Net change in non-cash current items (below)
Accounts receivable	(458)	15,517	36,693	(11,123)
Prepaid expenses	981	18,649	4,029	17,019
Accounts payable	(3,773)	(63,045)	21,429	(383,248)

	(32,266)	(360,518)	(163,636)	(1,272,826)

FINANCING ACTIVITIES
Share Capital for Cash	-	-	-	-

INVESTING ACTIVITIES
Mineral properties and deferred costs (Note 2(j), and 5)	-	-	-	-
Adjustment to reconcile resource property
costs to cash Amortization	-	275	429	6,237
Purchase of fixed assets	-	-	-	(7,406)
Proceeds on sale of capital assets	-	48,740	-	-
Proceeds on disposal of investments	5,991	15,908	16,934	51,540

	5,991	64,923	17,363	50,371

INCREASE (DECREASE) IN CASH AND
SHORT-TERM DEPOSITS	(26,275)	(295,595)	(146,273)	(1,222,455)

CASH AND SHORT-TERM DEPOSITS -
BEGINNING OF PERIOD	53,288	322,608	464,758	1,540,940

CASH AND SHORT-TERM DEPOSITS -
END OF PERIOD	$27,013	$27,013	$318,485	$318,485

PolyMet Mining Corp.
Consolidated Statement of Shareholders’ Equity
As at October 31, 2002
(Prepared by Management – Unaudited)
U.S. Funds

	Common Shares

	Authorized	Issued &	Amount	Deficit	Total
		fully paid		(Restated Note 2(j))

Balance at Janaury 31, 1999	100,000,000	18,179,895	$7,221,960	$(6,514,283)	$707,677
Loss for the year				(2,759,072)	(2,759,072)
Authorized share capital increase	900,000,000
Shares issued for Cash:
Private placements		3,028,160	2,728,945		2,728,945
Less : Issuance costs			(139,167)		(139,167)
Exercise of Warrants		2,200,000	543,823		543,823
Exercise of Options		278,948	83,263		83,263

Balance at January 31, 2000	1,000,000,000	23,687,003	10,438,824	(9,273,355)	1,165,469
Loss for the year				(3,313,655)	(3,313,655)
Shares issued for cash:
Private placements		5,251,600	3,535,630		3,535,630
Less : Issuance costs			(167,815)		(167,815)
Exercise of Warrants		70,000	14,974		14,974
Exercise of Options		220,000	84,124		84,124

Balance at January 31, 2001	1,000,000,000	29,228,603	13,905,737	(12,587,010)	1,318,727
Loss for the year				(1,155,762)
Shares issued for cash:
Private placements		3,428,923	286,405		286,405
Less : Issuance costs			(8,692)		(8,692)
Exercise of Warrants
Exercise of Options

Balance at January 30, 2002	1,000,000,000	32,657,526	$14,183,450	(13,742,772)	440,678
Loss for the year				(364,329)	(364,329)
Shares issued for cash:
Private placements
Less: issuance costs
Exercise of Warrants
Exercise of Options

Balance at October 31, 2002	1,000,000,000	32,657,526	14,183,450	$(14,107,101)	$76,349

PolyMet Mining Corp.
An Exploration Stage Company
Notes to Consolidated Financial Statements
October 31, 2002
U.S. Funds – Unaudited

1.	Continued Operations

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a “going concern”, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company has incurred significant operating losses over the past several fiscal years and has significant expenditure requirements to continue its exploration and development activities on the NorthMet property.

The Company’s ability to raise the funds necessary to continue general operations is problematic. Management continues to seek equity funding and/or a strategic joint venture partner to mitigate the adverse financial condition. The Company needs additional funds to meet the lease payment due January 1, 2003 to USX Corporation on the NorthMet Project (see note 6 a).

The Company currently has no salaried employees. All financial/accounting activities are outsourced. The President and CEO of the Company is serving without being paid a salary..

The interim consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern assumption were not appropriate for these interim consolidated financial statements, then adjustments would be necessary to the carrying value of the assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

2.	Significant Accounting Policies

	a)	Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, PolyMet Mining, Inc. and Fleck Minerals, Inc. The purchase method of accounting is used to consolidate these subsidiaries.

PolyMet Mining, Inc. was incorporated in Minnesota, U.S.A. to hold the NorthMet Lease (Note 6a).

	b)	Mineral Operations

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

Exploration expenses incurred prior to determination of the feasibility of mining operation, periodic option payments and administrative expenses are expensed as incurred. Mineral property acquisition costs and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operation are deferred until the property is placed into production, sold, allowed to lapse or abandoned. Acquisition costs include cash and fair market value of common shares. These capitalized costs will be amortized over the estimated life of the property following commencement of commercial production or written off if the property is sold, allowed to lapse or abandoned or when an impairment of values has occurred.

Ownership in mineral interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral interests. The Company has investigated ownership of its mineral interests and, to the best of its knowledge, ownership of its interests are in good standing.

PolyMet Mining Corp.
An Exploration Stage Company
Notes to Consolidated Financial Statements
October 31, 2002
U.S. Funds – Unaudited

2.	Significant Accounting Policies - Continued

	c)	Amortization

The Company provides for amortization of its capital assets as follows:

Furniture and equipment - Straight-line over 5 - 10 years
Computers - Straight-line over 5 years
Automotive - Straight-line over 3 years
Leasehold improvements - Straight-line over 3 years
Buildings - Straight-line over 25 years

	d)	Investments

The Company carries its investments at cost. Investments are written down to net realizable value when there has been a loss in value of the investment, which is other than a temporary decline.

	e)	Loss Per Share

Basic loss-per-share computations are based on the weighted average number of shares outstanding during the year. Fully-diluted loss per share is not presented due to its anti-dilutive effect.

Loss per share amounts have been calculated and presented in accordance with the new recommendations of the Canadian Institute of Chartered Accountants. The new standard has been applied on a retroactive basis and had no impact on the amounts previously presented.

	f)	Conversion of Foreign Currency

The accounts of the Company are prepared in U.S. funds and the company’s Canadian operations are translated into U.S. dollars as follows:

Monetary assets and liabilities at period-end rates, All other assets and liabilities at historical rates, and Revenue and expense items at the average rate of exchange prevailing during the period.

Exchange gains and losses arising from these transactions are reflected in income or expense in the year.

	g)	Environmental Expenditures

The operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company’s policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

PolyMet Mining Corp.
An Exploration Stage Company
Notes to Consolidated Financial Statements
October 31, 2002
U.S. Funds – Unaudited

2.	Significant Accounting Policies - Continued

	h)	Management’s Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

	i)	Share Capital

i)
The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

ii)
Share capital issued for non-monetary consideration is recorded at an amount based on fair market value reduced by an estimate of transaction costs normally incurred when issuing shares for cash, as determined by the board of directors of the Company.

	j)	Change in Accounting Policy

During fiscal year 2003, the Company changed its accounting policy with respect to accounting for exploration expenditures. In 2002 and prior periods, acquisition and exploration expenditures were capitalized to mineral properties. Under the new policy, exploration expenditures (including lease/option payments) are expensed while acquisition expenditures continued to be capitalized. This change has been applied retroactively and has increased the deficit as at January 31, 1999 by 1,244,706 and increased the loss for the years ending January 31, 2000, 2001, and 2002 by $1,631,859, 2,680,623 and $606,162 respectively.

3.	Fair Value of Financial Instruments

The carrying value of cash, accounts receivable, accounts payable and investments (Note 4) approximates the fair value of these financial instruments due to their short-term maturity or capacity of prompt liquidation.

PolyMet Mining Corp.
An Exploration Stage Company
Notes to Consolidated Financial Statements
October 31, 2002
U.S. Funds – Unaudited

4.	Investments

Details are as follows:

	Market Value	Oct 31 2002	January 31
	at Oct. 31,		2002
	2002

Anvil Resources Ltd.	$0	$0	$10,596
Manson Creek Resources Ltd.	0	0	8,218
Northern Platinum Ltd.	0	0	1,826
Golden Band Resources Inc.	0	0	962
Hixon Gold Resources Inc.	25	253	276

	$25	$253	$21,878

These investments represent minority interests of less than 10% in the respective companies.

5.	Mineral Properties Costs and Exploration

Details of cumulative expenditures are as follows:

				Mineral	Mineral
		Exploration	Amount	Properties	Properties
	Acqui	and	Expensed as	as of Oct.	as of Jan.
	sition	Development	Exploration	31, 2002	31,2002

Minnesota, U.S.A
NorthMet	$-	$6,150,324	$6,150,324	$-	-
Ontario, Canada
Marathon	-	39,649	39,649	-	-

	$-	$6,189,973	$6,189,973	$-	-

Mineral property acquisition costs include the fair market value of share capital issued for resource properties and cash payments. Lease payments, option payments and staking costs are part of Exploration costs. Lease payments include advance royalty payments until a property is placed into production. See Note 2 (j).

6.	Resource Property Agreements

	a)	NorthMet, Minnesota, U.S.A. - Lease

By an agreement dated January 4, 1989 and a subsequent amendment, the Company entered into a lease agreement with USX Corporation (“USX”) on certain lands in St. Louis County, Minnesota. The term of the lease is 20 years and calls for total annual lease payments of $1,475,000. All lease payments have been paid to December 31, 2002. The agreement requires future annual lease payments of $75,000 from January 1, 2003 to 2005 and $150,000 from January 1 2006 to 2009. The agreement specifies that should the Company not make the annual lease payment, USX may notify PolyMet in writing of said default. After receipt of a written notice of default, PolyMet has 30 days to correct said default. Should PolyMet not correct the default within the 30-day period, USX has the right to declare the lease terminated and take possession of the premises.

PolyMet Mining Corp.
An Exploration Stage Company
Notes to Consolidated Financial Statements
October 31, 2002
U.S. Funds – Unaudited

6.	Resource Property Agreements - Continued

	a)	NorthMet, Minnesota, U.S.A. - Lease - Continued

The Company can, at its option, terminate the lease at any time by giving written notice to the lessor not less than 90 days prior to the effective termination date or can extend the 20-year term by continuing to make $150,000 annual lease payments on each successive anniversary date.

The lease payments are considered advance royalty payments and shall be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return received by the Company. The Company’s recovery of the advance royalty payments is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

The Company is required to produce a feasibility study on the NorthMet property on or before January 4, 2003. A study meeting this requirement was completed and filed in July of 2001.

	b)	NorthMet, Minnesota, U.S.A. - Joint Venture Agreement

By an agreement effective dated July 11, 2000, the Company entered into a joint venture on the NorthMet property with North Ltd. (“North”). Under the terms of the agreement, North was entitled to earn a 60% interest in the joint venture. However, based on a change in control of North and a pre-emptive right granted to the Company, the Company terminated the agreement on January 31, 2001.

As part of the termination agreement, the Company granted North an option to invest $500,000 in an equity financing of the Company. North failed to elect to exercise this option within 90 days of receiving a copy of the pre-feasibility study.

	c)	Mesabi Joint Venture, Minnesota, U.S.A.

By an agreement effective August 8, 2000, the Company entered into a joint venture with Kennecott Minerals Holdings, successor in interest to North to jointly acquire, explore and develop certain properties within the area of interest of the NorthMet property. North was required to contribute $90,000 and the Company $60,000 as initial contributions on the project such that the participating interest of the parties were 60% and 40%, respectively. Non-participation by either party in future approved programs will result in dilution, with dilution below 10% resulting in conversion of that party’s interest to a 5% net proceeds royalty.

During the quarter ended April 30, 2002, contributions were reduced to $30,000 by North and $20,000 by the Company. During the quarter ended July 31, 2002, contributions were further reduced to $9,000 by North and $6,000 by the Company. The joint venture remained inactive to April 30, 2002 and accordingly the Company’s proportionate share of the assets of the joint venture, being cash in the amount of $6,000, has been recorded in these financial statements.

PolyMet Mining Corp.
An Exploration Stage Company
Notes to Consolidated Financial Statements
October 31, 2002
U.S. Funds – Unaudited

6.	Resource Property Agreements - Continued

	d)	Other properties - Marathon, Ontario, Canada

By an agreement dated November 6, 2000, the Company granted a third party the option to acquire a 50% working interest in certain leased mineral properties located in Ontario, Canada referred to as the Marathon property. In order to earn the interest the optionee must incur cumulative exploration expenditures of, CDN $500,000 by 31 October 2001 (incurred), CDN $1,000,000 by October 31, 2002, CDN $1,750,000 by October 31, 2003 and CDN $2,750,000 by October 31, 2004. All financial requirements of the agreement have been met as of October 31, 2002.

Vesting of the 50% interest occurs upon completion of the CDN $2,750,000 of bona fide expenditures or upon completion of a bankable feasibility study. Within three months of the 50% interest vesting, the optionee has the option to acquire an additional 10% in the property for CDN $1,000,000. Following vesting, a joint venture will be formed with dilution below 20% resulting in a conversion of the interest to a 10% net profit interest.

7.	Capital Assets

Details are as follows:

			October 31,	January 31,
			2002	2002
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value

Land and buildings	$38,582	$0	$38,582	$78,077
Furniture and equipment	2,593	1,485	1,108	33,898
Computers	6,027	3,354	2,673	6,376
Automotive	0	0	-	-
Leasehold improvements	0	0	-	-

	$47,202	$4,839	$42,363	$118,351

PolyMet Mining Corp.
An Exploration Stage Company
Notes to Consolidated Financial Statements
October 31, 2002
U.S. Funds – Unaudited

8.	Share Capital

	a)	There were no shares issued in the quarter ended April 30, 2002, July 31, 2002 or October 31, 2002.

b)
The Company has a stock option plan that covers its employees and directors. The options are granted for varying terms ranging from two to five years. During the quarter ending April 30, 2002, the Company granted 50,000 options as a performance incentive. There were no options granted in the quarter ending July 31, 2002 or October 31, 2002.

As at October 31, 2002, the following director and employee share purchase options were outstanding:

		Exercise Price
	Expiry Date	(CDN)	Number

	May 7, 2003	$0.25	291,052
	July 7, 2005	$0.25	150,000
	July 19, 2005	$1.00	35,000
	November 1, 2005	$0.54	225,000
	December 20, 2005	$0.25	350,000
	January 17, 2006	$0.25	150,000
	July 13, 2006	$0.46	150,000

			1,351,052

	As at October 31, 2002, all options had vested and were exercisable.

c)	As at October 31, 2002, the following share purchase warrants were outstanding:

Per Common
	Share		Common
	Exercise Price	Warrants	Share
Expiry Date	(CDN)	Outstanding	Entitlement

16 November 2006 (i)	$0.17	3,428,923	3,428,923

(i) Exercise price in first year - $0.17; in second year - $0.18; in third through fifth years - $0.20.

9.	Commitments

	a)	The Company has no lease agreements commitments at present.

	b)	The Company is committed to certain employment contracts with its officers and directors. All of these agreements are for no fixed term and contain termination and change-in-control clauses.

U.S. Funds	Page 1 of 3

SCHEDULE B
U.S. Funds

1.	YEAR-TO-DATE REQUIREMENTS

	a)	Deferred costs, exploration and development:

		Mineral Property Costs as at October 31,	2002
		Direct costs
		Acquisition, staking, option pmts.& recovery	$-0-
		Amortization	715
		Camp & General (Note 2)	13,091
		Prefeasibility Study	-0-
		Geological & Geophysical	-0-
		Mine Planning	-0-
		Drilling (note 1)	-0-
		Metallurgical testing	1,545
		Environmental/reclamation	11,272
		Sampling & Surveying	-0-
		Transportation	-0-
		Legal	-0-
		Land Leases, taxes, licenses

		Costs for period	$26,623
		Amount Expensed to Exploration	(26,623)
		Option payments / recovery costs
		and/or abandonment

		Balance Minerals Property at beginning of period	$-

		Balance at end of period	$-

		Note 1 – Expenditure includes drill-hole cementing and site reclamation.

		Note 2 – Expenditures for vehicle lease, minimum utility costs and moving/storage of the field office.

	b)	General and administrative:

		See item 5 below.

	c)	Expenditures to non-arms length parties:

		See item 7 below.

2.	FOR THE Quarter ended October 31, 2002

	a)	Securities issued:

Issue Date Type # of Shares Price Proceeds

None

Securities returned to treasury: NONE

	b)	Options granted:

Name Type Date # Shares Price Expiration date

None

	c)	Warrants:

None

3.	AS AT October 31, 2002

	a)	Authorized and issued share capital:

Authorized Issued

Class Par Value Number Number Amount

Common N.P.V. 1,000,000,000 32,657,526 $14,183,450

	b)	Summary of options, warrants and convertible securities outstanding:

Security Number of shares Price Expiration date

Options 150,000 Cdn$.46 7/13/06
Options 350,000 Cdn$.25 12/20/05
Options 291,052 Cdn$.25 5/07/03
Options 225,000 Cdn$.54 11/13/05
Options 150,000 Cdn$.25 7/07/05
Options 150,000 Cdn$.25 1/17/06
Options 35,000 Cdn$1.00 7/19/05

Warrants 3,428,923 Cdn$0.17 11/16/06

	c)	Shares in escrow or subject to pooling:

NONE

	d)	List of directors: (As of October 31, 2002 *)

Donald W. Gentry
Stephen Quin
Alan R. Bell
Paula Kember
Cynthia Thomas

* John Hammes , a U.S. director, resigned from the BOD effective April 23, 2002 to maintain the required Canadian director majority as a result of Mr. Steen’s retirement in July. Peter Steen chose not to seek reappointment at the July 11,2002 annual meeting.

4.	INVESTOR RELATIONS & SHAREHOLDER INFORMATION EXPENDITURES

Total Reported $ 24,609 (as of October 31, 2002)

	a)	Annual Report – production, printing, mailing	$14,518
		Annual meeting
	b)	Investor relations – external – consulting	$-0-

	c)	Press releases & promotional printing	$10,091

		Total	$24,609

5.	DETAIL OF ADMINISTRATIVE COSTS

	a)	Total reported $145,474 (as of October 31, 2002)

		Salaries and benefits	$145,47
		Contract clerical	-0-
		Payroll taxes	-0-
		Total
			$145,474

6.	DETAIL OF PROFESSIONAL FEES

	a)	Total reported $33,818 (as of October 31, 2002)

		Accounting services	$21,224
		Legal services	12,594

		Total	$33,818

7.	DETAIL OF RELATED PARTY TRANSACTIONS

	a)	Payments as salary to the President of PolyMet Mining Corp, who is also a director, and the Chief Financial Officer of PolyMet Mining Corp, $57,223 (as of October 31, 2002).

SCHEDULE C
Management Discussion For the Quarter Ended October 31, 2002
U.S. Funds

MANAGEMENT’S DISCUSSION AND ANALYSIS

Reference is made to the consolidated financial statements in schedule A.

Summary

As of the start of this period, PolyMet has adopted the alternative Canadian GAAP approach to mineral acquisition and exploration. This alternated is in line with US GAAP where exploration expenses prior to determination of feasibility of mining operations are expensed as incurred. As a result of this change PolyMet had to restate prior period results. Many of the junior exploration companies in Canada have adopted this alternate approach in order to avoid confusion with US GAAP and its readers.

PolyMet realized a net loss $35,702 ($.00 per share) in the third quarter of fiscal 2003, compared with a net loss of $215,038 ($.01 per share) for the third quarter of fiscal 2002. PolyMet realized a net loss $364,329 ($.01 per share) in the first nine months of fiscal 2003, compared with a net loss of $859,693 ($.03 per share) for the nine months of fiscal 2002. Net costs in the first nine months of fiscal 2002 reflect a gain from the sale of marketable securities of $45,571 and a loss of $5,717 in the first nine months of fiscal 2003. The first nine months of fiscal 2003 expenditures reflect a care and maintenance mode of operation, as the Company continues to identify joint venture partner candidates and/or secure additional financing.

Administration

Fiscal 2003 administrative expenses are the same as compared to the same period in fiscal 2002 reflecting reduced overhead costs and a “hold” on any new expenditure. The Company significantly reduced, or eliminated, office and administrative expense early last year. Due to lower cash reserves, as compared to last year, interest income is substantially lower for the third quarter of this year.

Operations

Activity during the first nine months of fiscal 2002 focused efforts on the cementing of drill-holes and reclamation of drilling sites, as required by Minnesota regulations. In late January, PolyMet moved its field office to a company-owned facility in Aurora, Minnesota. This move was implemented to further reduce project overhead costs. The leased truck located at the field office was relocated to the Golden, Colorado office to replace the administrative vehicle that went off lease in January. The project truck was returned to the lessor in July 2002. In the first quarter of fiscal 2002, the majority of expenditures were for completion of the prefeasibility study of approximately $135,000. In addition, in the first quarter of fiscal 2002, the Company expended approximately $53,000 for sampling and assaying drill core from the final drilling program. Expenditures for geological salaries and benefits were eliminated in the third quarter of fiscal 2002 due to reduced need and available funding.

Geomaque Explorations Ltd. of Toronto has continued evaluation work on our Marathon property in Ontario, Canada. Positive results have been noted from recent drilling and a new resource calculation has been made indicating increased resources over previously released calculations. Additional work by Geomaque is planned, as soon a financing becomes available. PolyMet and Geomaque will consider joint venture possibilities if financing and further positive test results are attained. All financial requirements of the earn-in agreement with Geomaque have been met as of October 31, 2002.

Exploration Expenditures for fiscal 2003 were $26,623 in the first nine months of this year for drill-hole reclamation and maintenance costs. This compares with $429,393 expenditure in the first nine months of last year for drilling, assaying and testing.

Financing

The Company is currently pursuing several financing opportunities. These financing efforts are intended primarily to raise construction and operating funds for a demonstration size plant to test the PlatSol process at a larger scale. The estimated cost is US$15 million. Also the Company continues its search for financing for both operations and the up-coming lease payment for the NorthMet Project due January 1, 2003. The Company needs additional funds to meet the lease payments due under the USX Corporation lease agreement (see note 6 a in the

Quarterly Report BC-Form 51-901F Schedule A) on the NorthMet Project. There were no financing activities completed during the first nine months of this fiscal year.

One of PolyMet’s major shareholders proposed a small private placement for US$20,000. As noted in the press release dated May 17, 2002, this placement required approval by the non-interested shareholders. Information and voting proxy, regarding this proposed private placement, were mailed to shareholders on June 7, 2002 along with the materials for the Annual General Meeting. The proposed private placement was not approved by the shareholders.

Corporate

PolyMet distributed the fiscal 2002 annual report on June 7, 2002 and held its annual meeting on July 11, 2002 in Golden, Colorado

Mac Donald Mines Exploration (Mac Donald) has issued press releases dated October 3, 2002 and November 5, 2002 addressing the potential acquisition by Mac Donald of approximately 7.4 million of PolyMet shares from two of PolyMet’s major shareholders. In its press release, there is mention of an “amalgamation of PolyMet and MacDonald Mines”. While MacDonald has had some informal discussions with PolyMet, the Company notes that it has not received a formal merger proposal from MacDonald Mines and, as such, PolyMet’s Board of Directors has not considered the merits of merger alternatives with MacDonald Mines. PolyMet’s Board of Directors will evaluate specific proposals regarding potential mergers, acquisitions, or joint ventures in detail when and if received.

Investor Relations

Corporate administrative staff has absorbed the investor relations function and is currently handling all investor inquires and communications. The Company issues detailed press releases throughout the year relating to significant Company activity. Recent press releases announced a change in the Board of Directors and the proposed private placement to be voted on at the annual meeting. These and prior press releases can be accessed on our web site at www.polymetmining.com.

Share Capital

There was no PolyMet Mining Corp. stock issued in the first nine months.

Subsequent Events

In order to conserve cash and further reduce operating costs, the decision was made to close the office in Golden, Colorado, sell the office furniture and equipment deemed non-essential for the immediate future and terminate all full-time salaried employees. At the Board’s request,

Donald Gentry agreed to continue to serve as the Company’s President and CEO at no salaried compensation to assist PolyMet in finding a suitable partner to advance its primary assets.

To provide additional operating cash in the short-term, PolyMet completed the sale of the company-owned house located in Aurora, Minnesota. Proceeds on this sale were received during the latter half of June. Also, PolyMet has divested itself of virtually all securities held in other companies.